Exhibit 99.1

New Gold Completes Arrangement with Coeur Mining

TORONTO, March 20, 2026 /CNW/ - New Gold Inc. ("New Gold" or the "Company") (TSX: NGD) (NYSE American: NGD) is pleased to announce the successful completion of the previously announced plan of arrangement whereby a wholly-owned subsidiary of Coeur Mining, Inc. ("Coeur") has acquired all of the issued and outstanding shares of New Gold (the "Transaction"). Under the terms of the Transaction, New Gold shareholders received 0.4959 shares of Coeur common stock for each New Gold common share held.

Shortly following the completion of the Transaction, New Gold common shares will be de-listed from the Toronto Stock Exchange (the "TSX") and the NYSE American. Coeur also intends to cause New Gold to apply to cease to be a reporting issuer under applicable Canadian securities laws. Shares of Coeur common stock are listed on the New York Stock Exchange and the TSX.

About New Gold

New Gold is a Canadian-focused intermediate mining Company with a portfolio of two core producing assets in Canada, the New Afton copper-gold mine and the Rainy River gold mine. New Gold's vision is to be the most valued intermediate gold and copper producer through profitable and responsible mining for our shareholders and stakeholders. For further information on the Company, visit www.newgold.com.

Forward-Looking Statements and Cautionary Statements

Certain statements in this press release concerning the proposed Transaction, including any statements regarding the expected timetable, the results, effects, benefits and synergies of the Transaction, future opportunities for the combined company, future financial performance and condition, guidance and any other statements regarding New Gold's future expectations, beliefs, plans, objectives, financial conditions, assumptions or future events or performance that are not historical facts are "forward-looking" statements based on assumptions currently believed to be valid. Forward-looking statements are all statements other than statements of historical facts. The words "anticipate," "believe," "ensure," "expect," "if," "intend," "estimate," "probable," "project," "forecasts," "predict," "outlook," "aim," "will," "could," "should," "would," "potential," "may," "might," "likely," "plan," "positioned," "strategy," and similar expressions or other words of similar meaning, and the negatives thereof, are intended to identify forward-looking statements. Specific forward-looking statements include, but are not limited to, statements regarding New Gold's plans and expectations with respect to the proposed Transaction; the timing of various steps to be completed in connection with the Transaction; and other statements that are not historical facts. The forward-looking statements are intended to be subject to the safe harbor provided by Section 27A of the United States Securities Act of 1933, Section 21E of the United States Securities Exchange Act of 1934, the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws.

These forward-looking statements involve significant risks and uncertainties that could cause actual results to differ materially from those anticipated, including, but not limited to, potential adverse reactions or changes to business or employee relationships of New Gold, including those resulting from the completion of the Transaction; the ultimate timing, outcome and results of integrating the operations of New Gold and Coeur; the effects of the business combination of New Gold and Coeur, including the combined company's future financial condition, results of operations, strategy and plans; the ability of the combined company to realize anticipated synergies in the timeframe expected or at all; changes in capital markets and the ability of the combined company to finance operations in the manner expected; the expected listing of shares on the New York Stock Exchange; the risk of any litigation relating to the Transaction; the risk of changes in governmental regulations or enforcement practices; the effects of commodity prices; life of mine estimates; the timing and amount of estimated future production; the risks of mining activities; and that operating costs and business disruption may be greater than expected following the consummation of the Transaction. Expectations regarding business outlook, including changes in revenue, pricing, capital expenditures, cash flow generation, strategies for the combined company's operations, gold and silver market conditions, legal, economic and regulatory conditions, and environmental matters are only forecasts regarding these matters, and are subject to risks, uncertainties and assumptions that may prove incorrect.

Additional factors that could cause actual results to differ materially from those described above can be found in the New Gold's management information circular dated December 19, 2025 under the heading "Risk Factors", including those incorporated by reference therein, New Gold's annual information form for the year ended December 31, 2024, which is available under New Gold's issuer profiles on SEDAR+ at www.sedarplus.ca and EDGAR at www.sec.gov and from New Gold's website at www.newgold.com under the "Investors" tab, and in other documents New Gold files with the SEC or on SEDAR+.

All forward-looking statements speak only as of the date they are made and are based on information available at that time. New Gold does not assume any obligation to update forward-looking statements to reflect circumstances or events that occur after the date the forward-looking statements were made or to reflect the occurrence of unanticipated events except as required by applicable securities laws. As forward-looking statements involve significant risks and uncertainties, caution should be exercised against placing undue reliance on such statements.

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SOURCE New Gold Inc.

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%CIK: 0000800166

For further information: For further information, please contact: Jeff Wilhoit, Senior Director, Investor Relations - Coeur Mining Inc., Phone: +1 (312) 489-5800; Brandon Throop, Director, Investor Relations - New Gold Inc., Phone: +1 (647) 264-5027

CO: New Gold Inc.

CNW 07:57e 20-MAR-26